October 9, 2009

Mail Stop 3561

Ronald N. Beck
Manager, Principal Financial Officer
OCM Holdco, LLC..
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

RE: OCM Holdco, LLC.
File No. 000-52042
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Beck:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief